GOLDEN GLOBAL CORP.

22106 Montebello Drive

Boca Raton, FL 33433

April 26, 2016

Mail Stop 3561

VIA EDGAR

United States Securities and Exchange Commission

Washington, D.C.

Attention:	Jonathan Burr
David Link

Re:	Golden Global Corp. (the “Company”)
Preliminary Information Statement on Schedule 14C
Filed March 18, 2016
File No. 000-54528

Gentlemen:

The following sets forth the Company’s response to the Staff’s comment letter dated March 31, 2016 with respect to the above-referenced filing. For the Staff’s convenience, the response to each comment follows the comment itself.

General

Comment:

1.                  We note that on October 30, 2015 you entered into an acquisition agreement to acquire Corpaycar, LLC and that Corpaycar is now your wholly-owned subsidiary. Please advise us as to when you intend to file the Item 2.01 Form 8-K that was required when you completed the acquisition. Also advise us when you intend to file the financial statements for the Corpaycar acquisition. See Item 9.01(a) (4) of Form 8-K.

Response:

The Company respectfully calls the attention to the Staff that on April 20, 2016, the Company filed a Current Report on Form 8-K with the Securities and Exchange Commission (the “Commission”), wherein it disclosed that the Company, under new management, had entered into an agreement with the sole member of Corpaycar, LLC, to rescind the previously reported October 30, 2015 acquisition agreement and the transactions contemplated thereby, ab initio, as of the October 30, 2015 date. Accordingly, the Company believes that it is not required to file the financial statements referred to in the Staff’s comment.

As further disclosed in aforementioned Current Report on Form 8-K, the Company intends to focus its business efforts on creating and integrating a platform of complementary fitness industry businesses, including the recently announced proposed acquisition of the membership base and operating assets of three northern Ohio fitness centers, which it intends to rebrand as Global Fitness™ training centers and the establishment of its NUTRASTAX™ Fitness Supplement Division, through which it intends to market and sell a line of fitness supplements under the NURTRASTAX™ brand through its Global Fitness™ training centers and other distribution channels.

Comment:

2.                 Please advise us as to when you intend to become current with your Securities Exchange Act of 1934 filing obligations. We note, for example, that you have not filed your annual report on Form 10-K for the year ended June 30, 2015 and have not filed quarterly reports on Form 10-Q for the two quarterly periods ended September 30, 2015 and December 31, 2015.

Response:

We respectfully call the Staff’s attention to the fact that on April 14, 2016 the Company filed its Annual Report on Form 10-K for the fiscal year ended June 30, 2015 with the Commission. The financial statements to be included in the Company’s Quarterly Reports on Form 10-Q for the quarters ended September 30, 2015 and December 31, 2015 are currently being reviewed by the Company’s auditors and the Company anticipates filing its past due report within ten (10) days of the date of this letter.

The Company hereby acknowledges to the Staff that:

•         the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact our counsel, Dale S. Bergman, Esq. of Gutiérrez Bergman Boulris, P.L.L.C at 305.358.5100 if you have any questions with respect to the foregoing.

Very truly yours,

GOLDEN GLOBAL CORP.

By:	/s/ Erik Blum
Erik Blum
Chief Executive Officer